NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	May11, 2021

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2021

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released the unaudited consolidated interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2021.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

Three months ended March 31		2021		2020
Revenues		$1,220,487		$5,643,428
Gross profit		$453,517		$2,602,326
Gross profit margin		37%		46%
EBITDA (loss)		$(687,848)		$1,404,488
Non-cash expenses		$112,265		$121,193
Taxes	$	nil	$	nil
Net income (loss)		$(800,113)		$1,283,295
Basic earnings (loss) per share		$(0.02)		$0.03

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2021 the Company had cash on deposit in the amount of $4,522,725, accounts receivable of $646,429, prepaid expenses of $236,879 and inventory of $5,659,758 compared to cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 as at December 31, 2020.

The Company has income tax payable of $91,566 as at March 31, 2021 compared to income tax payable of $91,566 as at December 31, 2020.

The working capital position of the Company as at March 31, 2021 was $10,180,050 compared to $6,251,893 as at December 31, 2020.  The improvement in the working capital position came about on March 4, 2021 when the Company completed a private equity placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company improved to $14,830,136 as at March 31, 2021 compared to $10,960,923 as at December 31, 2020 due to the new equity placement.  Total assets of the Company increased to $15,806,499 as at March 31, 2021 compared to $12,016,515 as at December 31, 2020.  The Company had no interest-bearing long-term liabilities or debt as at March 31, 2021.

OUTLOOK

The return to pre-pandemic business volumes is happening slowly.  The negative trend from diminished rail tank car activity in 2020 continued to be problematic throughout the first quarter of 2021.  This accounts for the Company's weak financial performance for the three months ended March 31, 2021.

The COVID-19 driven rail recession clearly highlighted the potential threat to the Company's business survival.  The OEM rail tank car producers went into hibernation in April 2020 and their activities were minimal but there are now signs that rail tank car activity is beginning to return in a more meaningful way.  The retrofit and repair business remained open throughout the pandemic crisis allowing the continuation of the Company's operations at a diminished level as stakeholders wait for OEM operations to improve.

For the past year Management has focused on the containment of the potential negative impacts on the Company's business model and the protection of the Company's key productive assets.  Kelso has prepared itself for the anticipated post-pandemic surge in business activity by way of required inventories, a new equity financing secured in the first quarter of 2021 and continuing R&D activities.  Management is fully prepared for a strong restart of business growth in the latter half of 2021 and 2022.

Rail industry experts anticipate that in 2021 the OEM producers will manufacture approximately 8,800 new tank cars mostly in the latter half of the year.  In addition, significant retrofits are being evaluated to address the pending 2023 changes in ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size which currently stands at more than 30,000 tank cars.  Also, a significant number of tank cars are due for re-certification and some owners are planning to address these tank cars now while there is repair shop space available.

Industry projections indicate that the tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  New tank car demand is expected to grow to 14,800 tank cars in 2022 and 19,100 tank cars in 2023.  The anticipated upswing in new build and retrofit activity for ethanol and pressure tank cars combined with a growing number of certified Kelso products are expected to provide new longer-term financial growth opportunities from rail operations.

The Company's KXI Suspension System is going through a detailed engineering design analysis to move from innovative concept to a viable commercial vehicle for a variety of markets.  This assessment by industry specialists has provided essential clarity to scale KXI from a design "concept" half-ton vehicle to a more robust Heavy-Duty ("HD") host vehicle that is greater than 10,000 lbs.  The Company has secured the services of several OEM suspension experts that will support the Company's R&D schedules to produce prototypes in late 2021 with the goal of pilot production and sales in 2022.  The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs as HD vehicles feature better transmissions, diesel options, payload capacity and tougher durability.  The Company's main objective is to ensure the KXI Suspension System provides complete safety compliance with all federal standards and regional regulations including warranty support from the Company and host vehicle OEMs prior to a market launch in 2022.

In addition to KXI, Kelso continues the development of promising new rail products such as the Company's pressure car PCH valve that is expected to gain full AAR regulatory certification shortly.  Field service trials are ongoing with the Company's pressure car angle valve, top ball valve and bottom outlet valves despite current uncertainties and economic disruptions.  Valve products for marine and trucking applications are also in the final stages of testing and development.  In the heavily regulated transportation industry, the Company's R&D projects are complex, time consuming and expensive.  Management remains bullish on the potential of all of the Company's new product developments although timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

The Company's facilities in Bonham, Texas have remained open throughout the pandemic.  Management remains committed to the health, welfare and safety of the Company's employees, business partners and communities where the Company operates.  Management maintains full adherence to all COVID-19 measures put in place by applicable government authorities.

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's balance sheet strength and working capital position remained healthy at $10,180,050 as at March 31, 2021.  The financial capital secured during the first quarter is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

The Company's future business prospects over the next three years are encouraging despite the current uncertainties.  Kelso has unique products to service the new regulatory guidelines affecting a fleet of more than 30,000 ethanol tank cars that must be regulatory compliant in early 2023.  In addition, the Company has new products that can service a fleet of approximately 85,000 pressure tank cars.

The Company has maintained the ability to service customer needs when the pandemic subsides.  With no interest-bearing long-term debt to service, replenished capital reserves secured through a new equity financing, broader sales prospects from a larger product portfolio, Kelso is working to exit the pandemic crisis with a stronger financial future on behalf of the shareholders of the Company.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Scholes option pricing model) and write off of assets.  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is prepared for post-pandemic normalization and ready for a strong restart of business growth; that the OEM rail tank car producers projections of new tank car and retrofits will be realized;  that the anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations;  that the Company's KXI engineering group can complete compliance to all federal standards and regional regulations including warranty support from the Company and host vehicle OEMs and push toward final pre-production HD design specifications in 2021 and pilot production and sales in 2022;  that the financial capital secured subsequent in March 2021 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future;  that we will continue with new product development;  and that broader sales prospects from a larger product portfolio will allow Kelso to exit the pandemic crisis with stronger financial performance.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the effects of COVID-19 may last much longer than expected delaying business orders from OEM customers;  tank car producers may produce and retrofit fewer than expected cars and even if they meet expectations, they may not purchase the Company's products for many of the cars;  new equity may not be adequate enough to fund future operations as intended;  that regulatory compliance may be delayed or cancelled;  the Company's products may not provide the intended economic or operational advantages;  or reduce the potential effects of human error and environmental harm during the transport of hazardous materials;  or grow and sustain anticipated revenue streams;  the Company's new rail and automotive products may not receive regulatory certification;  customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com